[The viaLink Company Letterhead]

November 19, 2004

Securities & Exchange Commission	VIA EDGAR
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: 1933 Act Filing Desk

Re:	Withdrawal of Acceleration Request The viaLink Company — Registration Statement on Form S-4 (File No. 333-118735), filed September 1, 2004

Gentlemen:

     The viaLink Company, as the registrant of the above-captioned registration statement, hereby respectfully requests the withdrawal of its acceleration request with respect to the referenced registration statement, which was submitted on November 12, 2004. Please advise our corporate counsel, Lance M. Hardenburg at (214) 953-0053, of any questions.

Very truly yours,

Robert I. Noe
Chairman and Chief Executive Officer

cc:	Jeff Werbitt (SEC) Via Fax (202-942-9544)